UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

92763W103

(CUSIP Number)

Sequoia Capital China II, L.P.

3613, 36/F

Two Pacific Place

88 Queensway

Hong Kong, PRC

Attention: Neil Nanpeng Shen

Telephone: 852 2501-8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

July 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This Schedule 13D (this “Statement”) constitutes Amendment No. 9 of the Schedule 13D on behalf of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Management II, L.P., Sequoia Capital 2010 CV Holdco, Ltd., Sequoia Capital China Venture 2010 Fund, L.P., SC China Venture 2010 Management, L.P., SC China Holding Limited, SNP China Enterprises Limited, and Neil Nanpeng Shen. This Statement constitutes Amendment No. 7 of the Schedule 13D on behalf of Sequoia Capital China UR Holdings Limited.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763W103	SCHEDULE 13D/A	Page 2 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China II, L.P. IRS Identification No. 26-0204241
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,999,986
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,999,986
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,999,986
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A	Page 3 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Partners Fund II, L.P. IRS Identification No. 98-0577551
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 41,668
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,668
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,668
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A	Page 4 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Principals Fund II, L.P. IRS Identification No. 33-1190312
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 321,186
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 321,186
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 321,186
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A	Page 5 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Management II, L.P. IRS Identification No. 26-0204084
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,362,840
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,362,840
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,840
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A	Page 6 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital 2010 CV Holdco, Ltd. IRS Identification No. 98-0660286
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,496,545
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,496,545
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,496,545
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92763W103	SCHEDULE 13D/A	Page 7 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Fund, L.P. IRS Identification No. 98-0678098
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,496,545
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,496,545
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,496,545
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A	Page 8 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Venture 2010 Management, L.P. IRS Identification No. 98-0678096
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,496,545
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,496,545
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,496,545
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A	Page 9 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,859,385
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,859,385
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,859,385
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92763W103	SCHEDULE 13D/A	Page 10 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SNP China Enterprises Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,859,385
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,859,385
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,859,385
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92763W103	SCHEDULE 13D/A	Page 11 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China UR Holdings Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,149
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,149
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,149
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92763W103	SCHEDULE 13D/A	Page 12 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 776,617
	8.	Shared Voting Power 3,876,534
	9.	Sole Dispositive Power 776,617
	10.	Shared Dispositive Power 3,876,534
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,653,151
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) IN

For each Reporting Person other than Sequoia Capital China UR Holdings Limited (“SCC UR”), except as set forth below, the Schedule 13D as initially filed on April 9, 2012, amended by Amendment No. 1 thereto on March 20, 2013, Amendment No. 2 thereto on June 24, 2013, Amendment No. 3 thereto on September 10, 2013, Amendment No. 4 thereto on November 21, 2013, Amendment No. 5 thereto on August 26, 2014, Amendment No. 6 thereto on November 25, 2014, Amendment No. 7 thereto on March 30, 2015 and Amendment No. 8 thereto on June 19, 2015, remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Schedule 13D. This Schedule 13D constitutes Amendment No. 9 to the initial Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the initial Schedule 13D filing is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits. This Schedule 13D constitutes Amendment No. 7 to the initial Schedule 13D filing on behalf of SCC UR that was filed on June 24, 2013, amended by Amendment No. 1 thereto on September 10, 2013, Amendment No. 2 thereto on November 21, 2013, Amendment No. 3 thereto on August 26, 2014, Amendment No. 4 thereto on November 25, 2014, Amendment No. 5 thereto on March 30, 2015 and Amendment No. 6 thereto on June 19, 2015. These Amendments No. 9 and No. 7, respectively, constitute the final amendments to the Schedule 13D and constitute exit filings for each of the Reporting Persons.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding the following new paragraph immediately following the first paragraph:

In July 2016, the Reporting Persons sold an aggregate of 722,888 Ordinary Shares in the form of 3,614,428 ADSs as further described in Item 4 below. Following such sales, the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 4,653,151.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is amended by adding the following new paragraph after the thirteenth paragraph thereof:

On July 26, 2016, the Reporting Persons sold an aggregate of 59,047 Ordinary Shares in the form of 295,225 ADSs for aggregate consideration of $4,135,887.62. On July 27, 2016, the Reporting Persons sold an aggregate of 99,330 Ordinary Shares in the form of 496,649 ADSs for aggregate consideration of $6,972,881.44. On July 28, 2016, the Reporting Persons sold an aggregate of 225,606 Ordinary Shares in the form of 1,128,028 ADSs for aggregate consideration of $15,971,749.59. On July 29, 2016, the Reporting Persons sold an aggregate of 338,905 Ordinary Shares in the form of 1,694,526 ADSs for aggregate consideration of $24,241,443.29. Following these sales, the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 4,653,151.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

The information set forth and/or incorporated by reference in Items 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares in this Statement are based upon 100,758,705 Ordinary Shares stated to be outstanding as of March 31, 2016 in Vipshop’s earnings release filed with the Securities and Exchange Commission on Form 6-K on May 20, 2016. The Reporting Persons may be deemed to beneficially own an aggregate of 4,653,151 Ordinary Shares, which constitutes approximately 4.6% of Vipshop’s Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SCC II beneficially owns 1,999,986 Ordinary Shares, which represents approximately 2.0% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PTRS II beneficially owns 41,668 Ordinary Shares, which represents less than 0.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PF II beneficially owns 321,186 Ordinary Shares, which represents approximately 0.3% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC MGMT II, as the general partner of each of SCC II, SCC PTRS II and SCC PF II, may be deemed to beneficially own an aggregate of 2,362,840 Ordinary Shares, which represents approximately 2.3% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC CV HOLD beneficially owns 1,496,545 Ordinary Shares, which represents approximately 1.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE, as the parent company of SC CV HOLD, may be deemed to beneficially own 1,496,545 Ordinary Shares, which represents approximately 1.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE MGMT, as the general partner of SCC VENTURE, may be deemed to beneficially own 1,496,545 Ordinary Shares, which represents approximately 1.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of each of SCC MGMT II and SCC VENTURE MGMT, may be deemed to beneficially own an aggregate of 3,859,385 Ordinary Shares, which represents approximately 3.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, which is the parent company of SCC HOLD, may be deemed to beneficially own an aggregate of 3,859,385 Ordinary Shares, which represents approximately 3.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC UR, which is a limited partner of SCC MGMT II and SCC VENTURE MGMT and is wholly-owned by Neil Nanpeng Shen, may be deemed to beneficially own an aggregate of 17,149 Ordinary Shares, which represents less than 0.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Neil Nanpeng Shen, who wholly owns and is the sole director of each of SNP and SCC UR, may be deemed to beneficially own an aggregate of 4,653,151 Ordinary Shares, which represents approximately 4.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by another member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except with respect to the sale of Ordinary Shares by the reporting persons in July 2016, as more fully described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) As a result of the above described transactions, on July 29, 2016, the Reporting Persons may no longer be deemed the beneficial owners (determined in accordance with Rule 13d-3 under the Exchange Act) of more than 5% of the outstanding Ordinary Shares. Accordingly, these Amendments No. 9 and No. 7 constitute the final amendments to the Schedule 13D and constitute exit filings for each of the Reporting Persons.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement dated as of June 18, 2015, by and among SCC II, SCC PTRS II, SCC PF II, SCC MGMT II, SC CV HOLD, SCC VENTURE, SCC VENTURE MGMT, SCC HOLD, SNP, SCC UR and Neil Nanpeng Shen (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on June 19, 2015).

2	Amended and Restated Shareholders’ Agreement, dated as of April 11, 2011, by and among Vipshop, SCC II, SCC PTRS II, SCC PF II, SC CV HOLD and certain other parties (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 of Vipshop, filed on February 17, 2012).

3	Share Subscription Agreement, dated as of January 24, 2011, by and among Vipshop, SCC II, SCC PTRS II, SCC PF II and certain other parties (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on April 9, 2012).

4	Share Subscription Agreement, dated as of April 11, 2011, by and among Vipshop, SC CV HOLD and certain other parties (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registration Statement on Form F-1 of Vipshop, filed on March 9, 2012).

5	Form of Underwriting Agreement (including a form of Lock-Up Agreement as Exhibit E thereto), by and among Vipshop, the selling shareholders named therein, Goldman Sachs (Asia) L.L.C., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form F-1 of Vipshop, filed on March 11, 2013).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 3, 2016

SEQUOIA CAPITAL CHINA II, L.P. SEQUOIA CAPITAL CHINA PARTNERS FUND II, L.P. SEQUOIA CAPITAL CHINA PRINCIPALS FUND II, L.P.

By: Sequoia Capital China Management II, L.P. A Cayman Islands exempted limited partnership, General Partner of Each

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA MANAGEMENT II, L.P.

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SEQUOIA CAPITAL 2010 CV HOLDCO, LTD.

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA VENTURE 2010 FUND, L.P.

By: SC China Venture 2010 Management, L.P., A Cayman Islands exempted limited partnership Its General Partner

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SC CHINA VENTURE 2010 MANAGEMENT, L.P.

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SC CHINA HOLDING LIMITED

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA UR HOLDINGS LIMITED

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

NEIL NANPENG SHEN

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen